Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HUDWAY, CORPORATION
3221 carter ave 484
Marina Del Rey, CA 90292
hudway.co

Up to $107,000.00 in Class B Non-Voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HUDWAY, CORPORATION
Address: 3221 carter ave 484, Marina Del Rey, CA 90292
State of Incorporation: DE
Date Incorporated: December 29, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $107,000.00 | 107,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks *

If you invest $500 or more, you will receive a one-time discount of 20% for any HUDWAY product.

If you invest $1,000 or more, you will receive HUDWAY Drive for free and 20% discount for any HUDWAY product.

If you invest $2,500 or more, you will receive HUDWAY Drive for free and 30% discount on any HUDWAY product.

If you invest $5,000 or more, you will receive HUDWAY Drive together with night vision camera set.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Hudway, Corporation will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.00 / share, you will receive 110 Class B Non-Voting Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Hudway develops ADAS software and hardware products for navigation, bringing advanced futuristic options found mostly in hi-end vehicles to almost any modern car at a fraction of the price.

Our solutions are designed to make driving safer, more comfortable and less-distracting, keeping drivers focused on the road with both hands on the wheel.

We operate globally and most of our sales are made online — for that, we built our logistics and customer support departments, who daily serve orders and customers from all around the globe. Most customers (around 56%) come from the US.

The company leverages its success in B2C segment by offering their best in class intuitive HUD navigation platform to B2B partners.

As the company resolved to raise funds through crowdinvesting, on February 14 2019, HUDWAY LLC members' interest was exchanged for HUDWAY Inc. common stock. 100% of HUDWAY LLC interest belongs to HUDWAY Inc.

HUDWAY Inc. will function as a holding company, whereas HUDWAY LLC. will stay the operation company.

Competitors and Industry

Our main competitors in terms of hardware are built-in OEM heads-up display systems. Since they're built-in, they merge with the vehicle interior and seamlessly bring the vehicle data to the driver's line of sight.

Meanwhile, they're very expensive and require professional installation. HUDWAY devices are affordable and simple to set up.

OEM HUD systems are programmed to display only a limited set of information, like speed and RPM.
HUDWAY solutions let the driver decide what information to display, ranging from HUDWAY's own software tools to popular navigation apps like Waze or Google Maps.

Built-in in HUDs are made to fit a specific vehicle model and cannot be taken from one vehicle to another. HUDWAY stresses versatility and reusability in its devices. They're portable and will operate on the vast majority of vehicles without any modifications required in the device or vehicle.

As such, HUDWAY bridges the gap between premium HUDs and the demand for the more accessible implementation of the technology.

What is more, we create our own software — optimised to work in HUD systems. We're not aware of any other HUD-making company doing anything similar.

Current Stage and Roadmap

At the moment, we keep selling and improving our B2C products (HUDWAY Glass & HUDWAY Cast), but are continuously shifting our focus to the B2B solutions development.

As mentioned above, we're working on HUDWAY Drive and customizable HUD units. Apart from that, we're moving forward with our HUDWAY Sight wearable HUD kit that can be mounted onto any helmet. Both products are now in prototype stage with production partners and supply chain confirmed. For these two directions, we're looking for a strategic partner to launch the production and define the required customisation.

The Team

Officers and Directors

Name: Aleksei Ostanin

Aleksei Ostanin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director
  Dates of Service: December 29, 2017 - Present
  Responsibilities: Hardware, Product, Engineering, Finance

Other business experience in the past three years:

- **Employer:** HUDWAY LLC
  Title: CTO
  Dates of Service: May 15, 2014 - Present
  Responsibilities: Supervising new product R&D and launch, forming market strategies and sales policies.

Other business experience in the past three years:

- **Employer:** OK Mobile SIA

Title: Director
Dates of Service: February 17, 2014 - Present
Responsibilities: Supervising the company management

Name: Ivan Klabukov

Ivan Klabukov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: December 29, 2017 - Present
  Responsibilities: Manages software products launch and scaling

Other business experience in the past three years:

- **Employer:** HUDWAY LLC
  Title: CEO
  Dates of Service: May 15, 2014 - Present
  Responsibilities: General management, software department supervision, business development

Name: Nadezhda Noskova

Nadezhda Noskova's current primary role is with HUDWAY LLC. Nadezhda Noskova currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary of Corporation
  Dates of Service: December 29, 2017 - Present
  Responsibilities: Registrar, advising and counselling on board responsibilities and logistics, recording minutes and other documentation that meets legal requirements.

Other business experience in the past three years:

- **Employer:** HUDWAY LLC
  Title: COO
  Dates of Service: June 02, 2014 - Present
  Responsibilities: Supervising and directind day-to-day operations of the company

Name: Jelena Burdukevica

Jelena Burdukevica's current primary role is with OK Mobile SIA. Jelena Burdukevica currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: December 29, 2017 - Present
  Responsibilities: Supervising financial operations and company accounting

Other business experience in the past three years:

- **Employer:** OK Mobile SIA
  Title: Procura (COO)
  Dates of Service: February 17, 2014 - Present
  Responsibilities: Suprervising and directing day-to-day operations of the company.

Name: Kate Juravleva

Kate Juravleva's current primary role is with HUDWAY LLC. Kate Juravleva currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Head of Business Development, China
  Dates of Service: December 29, 2017 - Present
  Responsibilities: Building strategic partnership in China, general supply chain and hardware manufacturing management.

Other business experience in the past three years:

- **Employer:** HUDWAY LLC
  Title: Head of Bussiness Development, China
  Dates of Service: February 20, 2017 - Present
  Responsibilities: Building strategic partnership in China, general supply chain and hardware manufacturing management. R&D product management.

Name: Sergey Chikurov

Sergey Chikurov's current primary role is with WCW Venture Holding, GmbH. Sergey Chikurov currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of board of directors
  Dates of Service: June 15, 2015 - Present

Responsibilities: Assess the overall direction and strategy of the business, advise and participates in developing a series of policies

Other business experience in the past three years:

- **Employer:** WCW Venture Holding, GmbH
  Title: Director, CEO
  Dates of Service: February 16, 2015 - Present
  Responsibilities: The key person in the company forming the strategy and supervising the business development

Name: Irina Slavina

Irina Slavina's current primary role is with Blue Solutions. Irina Slavina currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: November 10, 2015 - Present
  Responsibilities: Participate in key events involving company legal status changes

- **Position:** Member of the Board of Directors
  Dates of Service: January 29, 2019 - Present
  Responsibilities: Participate in key events involving company legal status changes

Other business experience in the past three years:

- **Employer:** Blue Solutions
  Title: General Counsel for the U.S.
  Dates of Service: November 04, 2017 - Present
  Responsibilities: Provides senior management with effective advice on company strategies and their implementation, manages the legal function

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company (which is highly unlikely to occur), you will only be paid out if there is any cash

remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day

operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
OK Mobile, LLC (100% owned by Aleksei Ostanin)	7,349,200	Class A Voting Common Stock	36.746
Ivan Klabukov	7,349,200	Class A Voting Common Stock	36.746
WCW GmbH Holdings (100% owned by Sergey Chikurov)	4,528,000	Class A Voting Common Stock	22.64

The Company's Securities

The Company has authorized Class A Voting Common Stock , and Class B Non-Voting Common Stock . As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Class B Non-Voting Common Stock .

Class A Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock .

Class B Non-Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock .

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock .

What it means to be a minority holder

As a minority holder of shares of Class B Non-Voting Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Hudway LLC provides comprehensive head-up display (HUD) solutions for drivers all over the world. The Company is recognizing revenues from the sale of its hardware products to end customers through the quickly growing use base of the software products as well as through ecommerce channels and local general distribution partners, and licensing of its solutions to B2B partners. Revenue 2016 was $1,188,381, 2017 was $1,366,472. As of December 31, 2017, and 2016 the company has property and equipment in the amounts of $1,106,107and $925,795 respectively, with accumulated Depreciation the amounts of $350,318 and $175,259 for 2017 and 2016 respectively. Net income 2016 was $137,182, 2017 was $153,288. The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed a tax returns for both 2017 and 2016 and had $0 tax liability. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

Historical results and cash flows:

HUDWAY has fast growing monthly active users base, through it the company is generating hardware sales. Consolidated revenue of HUDWAY and subsidiary companies of HUDWAY in 2018 was $1,918,000.

We are expecting 2019 revenue around $4M, and during 2020-2021 more than $33M. Expectation EBITDA by the end of 2021 is $14M.

Our estimated valuation of the company in 3 years is $51M.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

On January 4, 2016, Hudway LLC opened a revolving line of credit with OK Mobile SIA that has a limit of $2,160,000 at 13% interest rate. As of December 31 2017, and 2016 the balances were $49,160 and $176,463.

In 2018 WCW Venture GmbH privided loan $80,000 at interest rate of 6% per year.

By the end of 2018 the company has $365K cash on hand (including innventory of last products)

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign will give the company opportunity to cover more incoming purchase orders for online marketplaces and retailers. But the same time, the funds of this campaign will not be crucial for generating future revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign does not necessary to the viability of the company. The funds will be spent on multiplying future sales.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The funds from this campaign does not necessary to the viability of the company. The funds will be spent on multiplying future sales.

How long will you be able to operate the company if you raise your maximum funding goal?

The funds from this campaign does not necessary to the viability of the company. The funds will be spent on multiplying future sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Hudway has opened a revolving line of credit with OK Mobile SIA that has a limit of $2,160,000 at 13% interest rate, and the company still has possibility to using it. In addition the company is going to start crowdfunding compaign on Indiegogo March 25th 2019 for HUDWAY DRIVE.

Indebtedness

- **Creditor:** Ok Mobile SIA
  Amount Owed: $1,265,780.00
  Interest Rate: 13.0%
  Maturity Date: December 31, 2019

- **Creditor:** WCW Venture Holding GmbH
  Amount Owed: $80,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2019

Related Party Transactions

- **Name of Entity:** Ok Mobile SIA
  Names of 20% owners: Aleksei Ostanin
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Hudway LLC opened a revolving line of credit with OK Mobile SIA that has a limit of $2,160,000 at 13% interest rate for operations purposes
  Material Terms: Hudway LLC opened a revolving line of credit with OK Mobile SIA that has a limit of $2,160,000 at 13% interest rate, maturity date is December 31 2019.

- **Name of Entity:** WCW Venture Holding GmbH
  Names of 20% owners: Sergey Chikurov
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Hudway, LLC received a short-term loan from WCW- Venture Holdings for operating purposes.
  Material Terms: Hudway, LLC received a short-term loan from WCW- Venture Holdings in the amount of $80,000. The loan carried an annual interest rate of 6%, with mature date December 31 2019.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

We determine our pre-money valuation based on next conclusions:

1) Company has almost 500K monthly active users (MAU) in the apps, the average price on the market is $40 per 1 MAU.

2) Growing revenue and existing contracts gave us opportunity to expect the overall

revenue of $43M in next three years with $9.5M EBITDA.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  94.0%
  The funds will be used to procure inventory under existing manufacturing agreements for direct sales to consumers, as well as for global distribution of the goods as bulk orders to distributors.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*
  94.0%
  We need funding for supplying inventory to retailers on existing contracts.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at hudway.co (hudway.co).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hudway

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HUDWAY, CORPORATION

[See attached]

HUDWAY, LLC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017 and 2016

Hudway LLC
Index to Financial Statements
(unaudited)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Hudway, LLC
Los Angeles, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Hudway, LLC (the "Company,"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statement of operations, statement of Members' equity (deficit), and cash flows for the years ending December 31, 2017 and December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Marko Glisic, CPA
Los Angeles, California
03/15/2019
Marko Glisic, CPA

HUDWAY LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND DECEMBER 31, 2016
(unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Current Assets		
Cash and Cash Equivalents	108,054	17,241
Other Current Assets	3,950	820
Total Current Assets	112,004	18,061
Non-Current Assets		
Furniture and Equipment	2,401	2,401
Hardware	1,103,706	923,394
Accumulated Depreciation	(350,318)	(175,159)
Total Non Current Assets	755,789	750,636
TOTAL ASSETS	$ 867,793	$ 768,697
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	-	31,121
Other Current Liabilities	-	-
Accrued Interest	58,862	51,846
Kickstarter Prepaid	-	-
WCW-Venture Holdings Loan	-	430,926
Total Current Liabilities	58,862	513,893
Non Current Liabilities		
WCW-Venture Holdings Loan	10,000	-
Ok Mobile	49,160	176,463
Total Non Current Liabilities	59,160	176,463
Total Liabilities	118,022	690,357
Equity		

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

WCW-Venture Holdings		594,391	53,465
OK Mobile		(71,608)	(48,825)
Retained Earnings		73,701	(63,481)
Net Income		153,288	137,182
Total Equity		749,771	78,340
TOTAL LIABILITIES & EQUITY	$	**867,793**	$ **768,697**

HUDWAY LLC
STATEMENTS OF OPERATIONS
FOR THE PERIODS DECEMBER 31, 2017 AND DECEMBER 31, 2016
(unaudited)

	December 31, 2017	December 31, 2016
Revenue	$ 1,366,472	$ 1,188,381
Cost of Goods Sold	655,477	486,811
Gross Margin	710,995	701,570
Expenses		
Advertising and Marketing	57,067	50,694
General and Administrative Expenses	223,828	212,057
Research and Development	96,340	80,011
Total Expense	377,235	342,762
Depreciation	175,159	175,159
Operating Income	158,602	183,649
Other Income	2,519	333
Interest Expense	(7,016)	(45,974)
Income Tax	(818)	(827)
Net income	$ 153,288	$ 137,182

HUDWAY LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2017 AND DECEMBER 31, 2016
(unaudited)

	Members' Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
December 31, 2015	-	$ (524,894)	$ 53,465	$ (63,481)	$ (534,910)
Contribution	-	-	476,069	-	476,069
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	137,182	137,182
Balance at December 31, 2016	-	(524,894)	529,534	73,701	78,340
Debt Conversion	-	-	540,926	-	540,926
Contribution	-	-	-	-	-
Distribution	-	(22,783)	-	-	(22,783)
Net income (loss)	-	-	-	153,288	153,288
Balance at December 31, 2018	-	**$ (547,677)**	**$ 1,070,460**	**$ 226,989**	**$ 749,771**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 6 -

HUDWAY LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2017 AND DECEMBER 31, 2016
(unaudited)

	December 31, 2017	December 31, 2016
Cash flows from operating activities		
Net income	$ 153,288	$ 137,182
Depreciation Expense	175,159	175,159
Total Adjustments to reconcile Net Cash Provided By Operations:		
Other Current Assets	(3,130)	(820)
Credit Cards	(31,121)	23,868
Accrued Interest		45,974
Kickstarter Prepaid	7,016	(559,031)
Net Cash Provided By Operating Activities:	**301,212**	**(177,668)**
Cash flows from Investing Activities		
Furniture and Equipment	-	(2,401)
Hardware	(180,313)	(923,394)
Net Cash used in investing activities	**(180,313)**	**(925,795)**
Cash flows from Financing activities		
WCW-Venture Holdings Loan	-	159,895
Ok Mobile Loan	-	176,463
Debt Repayment	(7,303)	-
Contribution	-	-
Distribution	(22,783)	476,069
Net cash received from financing activities	**(30,086)**	**812,428**
Net (decrease) increase in cash and cash equivalents	90,813	(291,035)

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

Cash and cash equivalents at beginning of period		17,241	308,277
Cash and cash equivalents at end of period	$	**108,054**	$	**17,241**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 8 -

NOTE 1 – NATURE OF OPERATIONS

Hudway LLC was formed on May 15, 2014 ("Inception") in the State of California. The financial statements of Hudway LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Hudway LLC provides comprehensive head-up display (HUD) solutions for drivers all over the world. It is a safe and modern way to access the most needed smartphone functions without distracting driver's attention from the road. Hudway creates hardware and software solutions to enhance driving safety and comfort while staying connected behind the wheel (ADAS & HUD). We've released a range of solutions with unique, driving-oriented design, which can be easily tailored to the needs of end users and business customers. Our strongest point is the algorithms of visualization that render any navigation-related data and display it to driver in an intuitive, easily perceivable way. Our main software product is Hudway Go app. It features minimalist and contrasting interface, with only the most needed info displayed to the driver during the ride. After the ride, it shows trip statistics, as well as driving behavior analytics and trip economy. To further promote the benefits of assisted driving to any vehicle, we brought to market a line of aftermarket hardware solutions. They are easy to set up and use — and way more affordable than any of built-in alternatives. Hudway Glass. A vehicle accessory with a see-through lens that reflects phone screen and turns a smartphone into a head-up display. Hudway Cast. An external head-up display that wirelessly connects to a smartphone and helps manage basic smartphone functions in a driving-friendly way. Hudway Drive. A portable head-up display for everyday commute to stay connected with phone calls, messages, GPS navigation and apps notifications. Hudway Sight. A head-up display kit that clips to a helmet you already have — for use when riding a motorbike, a scooter, etc. All our products are sold worldwide.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company has no account receivables and no allowances against such.

Property and Equipment
Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2017, and 2016 the company has property and equipment in the amounts of $1,106,107and $925,795 respectively, with accumulated Depreciation the amounts of $350,318 and $175,259 for 2017 and 2016 respectively.

Revenue Recognition
The Company will recognize revenues from the sale of its hardware products to end customers through the quickly growing use base of the software products as well as through ecommerce channels and local general distribution partners, and licensing of its solutions to B2B partners when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed a tax returns for both 2017 and 2016 and had $0 tax liability. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

WCW-Venture Holdings Loan
The company received multiple loans from WCW-Venture Holdings, a 10% member.
On August 28, 2015, Hudway, LLC received a convertible short-term loan from WCW- Venture Holdings in the amount of $271,030.8. The loan was to mature in 2020 and carried an annual interest rate of 6.5%.

On September 29, 2016, Hudway LLC received 2 additional convertible short-term loans from WCW-Venture Holdings in the amounts of $120,000 and $40,000 for a total amount of $160,000. The loan was to mature in 2017 and carried and interest rate of 12.5%.

On May 30, 2017, Hudway, LLC received a convertible short-term loan from WCW- Venture Holdings in the amount of $270,000. The loan was to mature on June 24, 2017 and carried an annual interest rate of 3%.

On August 4, 2017, Hudway, LLC received a convertible short-term loan from WCW- Venture Holdings in the amount of $38,000. The loan carried an annual interest rate of 6% and the full amount of $38,000 was returned on November 13, 2017.

On September 8, 2017, Hudway, LLC received a convertible short-term loan from WCW- Venture Holdings in the amount of $20,000. The loan carried an annual interest rate of 10% and the full amount of $20,000 was return October 24, 2017.

On May 24, 2017, the loan in the amount $270,000 at 3% annual rate was converted to membership interest of 5.4% in the company. The parties agree to forego any interest on the principal loan amount.

On June 3, 2017, the loan in the amount $274,495.7 and accumulated interest in the amount of $113, 373.55 at 6.5% annual rate was converted to membership interest of 7.78% in the company.

The outstanding balance of the WCW-Venture Holding Loans are $10,000 and $430,096 as of December 31, 2017 and December 31, 2016 respectively. The outstanding balance of $430,096 in 2016 was fully converted in 2017 and the outstanding balance of $10,000 matures on December 31, 2019.

OK Mobile SIA Line of credit
On January 4, 2016, Hudway LLC opened a revolving line of credit with OK Mobile SIA that has a limit of $2,160,000 at 13% interest rate. As of December 31 2017, and 2016 the balances were $49,160 and $176,463.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its members.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The initial ownership percentages of the members are as follows:

Member's Name	Ownership Percentage
OK Mobile SIA	36.746%
WWC-Venture Holding GMbX	22.64%
Ivan Klabukov	36.746%
Irina Slavina	3.868%

NOTE 6 – RELATED PARTY TRANSACTIONS

WCW-Venture Holdings Loan
On September 29, 2016, Hudway LLC received convertible short-term loans from WCW-Venture Holdings in the amounts of $120,000 and $40,000 for a total amount of $160,000. The loan was to mature in 2017 and carried and interest rate of 12.5%.

On May 30, 2017, Hudway, LLC received a convertible short-term loan from WCW- Venture Holdings in the amount of $270,000. The loan was to mature on June 24, 2017 and carried an annual interest rate of 3%.

The outstanding balance of the WCW-Venture Holding Loans are $10,000 and $430,096 as of December 31, 2017 and December 31, 2016 respectively. The outstanding balance of $430,096 in 2016 was fully converted in 2017 and the outstanding balance of $10,000 matures on December 31, 2019.

OK Mobile SIA Line of Credit
On January 4, 2016, Hudway LLC opened a revolving line of credit with OK Mobile SIA that has a limit of $2,160,000 at 13% interest rate. As of December 31 2017, and 2016 the balances were $49,160 and $176,463.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through March 15, the issuance date of these financial statements.

On February 14, 2019, Hudway LLC became a subsidiary company of Hudway Inc, a Delaware Corporation that was formed on December 28, 2017. We've exchanged 100% of the membership interests Hudway LLC to shares of common stock of Hudway Inc.

Hudway Inc issued 20,000,000 shares of Class A Voting Common Stock to Hudway, LLC at a par value of $0.0001 at a consideration of $2,000 and 3,000,000 shares of Class B Non-Voting Common stock at a par value of 0.001 for a consideration of $300.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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HUDWAY
HUD and ADAS Solutions for Every Driver
Small OPO
Consumer Products
US Investors Only
HUDWAY

Overview | Team | Terms | Updates | Comments | Share

Investor Snapshot

Company Description

Our passion is driving. Our mission is to keep drivers less distracted and help them navigate safely. Our goal is to bring to every driver a simple and immediate solution to keeping their eyes on the road while staying connected. Distracted driving kills thousands of people each year. We want to provide a technology that becomes the ultimate solution
for saving lives on the road.

Key Highlights

- **Renown achievements.** In TOP 8 Most Innovative Companies in Automotive Sector (2016) by Fast Company alongside Tesla and Ford.
- **Unique product**. The only GPS navigation app that keeps driver focused on the road — with over 5M downloads.
- **Available globally.** Customers from 79 countries have already purchased our products.
- **Active community.** There are currently 450K monthly active users.

Security Type	Price Per Share	Minimum Investment	Pre-Money Valuation
Class B Non-Voting Common Stock	$1.00	$250	$20M

Set It Up Once. Use Daily.

Invest in HUDWAY Drive



HUDWAY Drive is a portable head-up display that sits snugly on a driver's dashboard, allowing them to stay connected with phone calls, messages, GPS navigation and app notifications without ever losing sight of the road. With a sleek design that looks integral to any dashboard, HUDWAY Drive is the slimmest portable HUD on the market.



The device uses Bluetooth to project the information from the user's smartphone to the front of driver's eyes and, thanks to the ambient light sensor, the projection is well visible both day and night. After pairing over Bluetooth for the first time, the device will link automatically every time a driver gets in the car.

The system allows drivers to stay connected without getting distracted — and to keep their hands on the wheel not on their phones.
Users can customize their driving experience with dashboard widgets and add-on features to increase awareness. Things like thermal cameras, rear and side view cameras help to make driving more predictable, comfortable and less stressful.

HUDWAY Drive is an advanced product that has improved connectivity and superior functionality as compared to our previous, successful products. **It's truly the head-up display for every commute.**

*"**HUDWAY sits among the most innovative companies of 2016**, together with Tesla, Ford and Hyundai — for creating the only app that keeps drivers' eyes on the road."*

FAST COMPANY

Investment Perks*

All perks occur after the offering is completed.

Add-ons to Increase Awareness

HUDWAY Drive has a video input port (CVBS) that can integrate any third-party video device and/or source. As video signals reach the device, they stream automatically.



Night vision thermal camera to see objects in low visibility conditions.



Rear view camera to help park. It will power on automatically when switching to the rear gear.



Side view cameras to control blind spots when turning or overtaking.

Building On Our Previous Success

We Make Software

5M	450K	5%	#1
Downloads	Active Users	30D Retention	Rating (HUD)

We Make Hardware: Hudway Glass / Hudway Cast crowdfunding campaigns

1.35M	12K	97	15K / 70K
Amount Raised	Backers	Countries	Orders Fulfilled / Units Sold

Our Market

- **The automotive HUD market is estimated to be USD ~$760 million in 2017** and is forecasted to reach **USD $13 billion by 2025**
- More and more, **consumers are considering advanced automotive safety functions and technologies** when making purchasing decisions
- **Government regulations in the developed regions of North America and Europe are supportive** of automotive innovations and technologies that support vehicle and road safety
- **Our target audience is about 218 million potential buyers**, with the ideal customer being someone who cares about safety and entertainment while driving

Source.



How It Started

HUDWAY was founded by two cousins, Ivan Klabukov and Alex Ostanin. It all started when Alex was seeking out a co-pilot assistant tool for his rally racing training. He needed timely directions for his next maneuver and information to be displayed in his line of sight.

The first requirement was met by the app, which was developed by Ivan and the software team. The second, however, was way more challenging.

The eureka moment happened one night when the founders to-be were driving a dark highway. Ivan answered a call and then placed the phone back on the dash with its screen still on. The reflection from the phone screen on the windshield was clearly visible and, when placed on the dash in front of the driver, would produce the reflection exactly where needed. Clearly a HUD experience powered by a smartphone only was possible.

Over the years, we have evolved from a simple co-pilot app to a full-scale GPS navigation tool with voice assistant,



speed limitations, alternative routes, driving style analysis and score, fuel economy, trip statistics and — above all — outstanding visualization of the route and maneuvers.

Today, **the HUDWAY app has over 5M downloads** and about **450K monthly active users**. These users are a responsive community, open to becoming early adopters of our latest hardware products.

HUDWAY's Other Innovations

HUDWAY Sight



HUDWAY Sight is a heads-up display kit that mounts on any bike helmet. It is compact, waterproof and boasts long-lasting battery life. HUDWAY Sight uses WaveGuide technology to project any information from the smartphone in the driver's eye. This allows the biker to stay safe and in control, while staying connected. We anticipate materials for producing this product will become cheaper, making wider consumer adoption a possibility later this year.

HUDWAY Glass



HUDWAY Glass has been selling worldwide since 2015. This is a vehicle accessory with a see-through lens that reflects the phone screen, turning it into head-up display. The product has a high-quality lens that provides a sharp and enlarged reflection of the smartphone that displays the information right in the drivers' line of sight. It works in conjunction with a range of HUD apps. Simply put, this is the product that put HUDWAY on the map in automotive safety technology.

HUDWAY Cast



HUDWAY Go







HUDWAY Cast has been on the market since 2017. It is an external head-up display for a smartphone that allows users to stay connected by getting directions, receiving calls, texts and notifications while never having to take their eyes off the road. Cast wireless connects to any smartphone and streams the phone image in full-color on a transparent lens that is visible in most any weather conditions.

HUDWAY Go is a GPS navigation app for drivers and can be used with all of our products. It is a very intuitive and non-distracting, displaying just the outline of the road as well as the upcoming maneuver. It also has a number of popular navigation widgets that include speedometers, trip info, landmeter, weather, eco-driving and more. *HUDWAY is helping to create the safest and most informed drivers on the road.*

Hardware Products and the Crowdfunding Experience



In 2015, we launched our first hardware product, HUDWAY Glass, with a Kickstarter campaign to test the demand and also to fund the first production run.

HUDWAY Glass was designed to remove reflection image doubling and allow the use of a smartphone in HUD mode during daytime. Its tilting mount and adjustable lens also allowed drivers to set the most comfortable viewing angle for themselves.

We set our funding target at $100K, but raised $622K. That means we ended up 622% funded!

Within 9 months, we built a production line, set up and ramped up the production, and fulfilled over 14K orders on Kickstarter and Indiegogo. The first production run for HUDWAY Cast was also financed by crowdfunding and pre-orders (Fall 2017).

Our success in the crowdfunding realm has showed us that not only are we filling a scarcity in the market, but there is also an excitement surrounding our products — and we are now building on that previous success with HUDWAY Drive.

Our 3 Year Goal



Goal: 2M Active users

Seed

1M Active users

700K Active users

600K Active users

Round A

2018   2019   2020   2021   2022



Present to Future



Having started as a software company, HUDWAY has expanded its expertise and range of solutions and is now capable of building comprehensive HUD and ADAS



solutions. It is our mission to bring safety to the road through continuing innovations, and we are only improving and advancing our products to make this possible.



Our business model is selling hardware products to customers through the ever-expanding user base. Additionally, we are thriving through e-commerce channels and local distribution partners as well as licensing solutions to B2B partners.

HUDWAY Drive is the latest in our line of successful and sought-after products, and we believe the latest updates and advancements make it the best product of its kind. HUDWAY is serving the modern driver, someone on the go who needs to stay connected without sacrificing their safety or the safety of others, with something that can't be found anywhere else.

HUDWAY Drive's sleek design and versatile power-in mount looks native on the dashboard and is distraction free. With the best connectivity and add-ons yet, we're not afraid to claim that **HUDWAY Drive will change the way drivers view the road.**

HUDWAY Drive is for everyone. It's for the daily commuter, the traveler on the move, the mothers and fathers. It's for drivers everyday, everywhere.

Now, we want you to be a part of this product's journey, through our first-every equity crowdfunding round. In this raise, you don't just get advanced access to our product; you get the opportunity to own a stake in its success.

Invest in HUDWAY, and be a part of our vision for the future of distraction-free driving.

First Version
The first version of the HUDWAY app is released.

Glass Kickstarter Campaign
12K backers from over 97 countries committed $622K.

New Partnerships
We established strategic partnerships and started distribution in Australia and New Zealand.

First Prototype

The first HUDWAY Glass prototype is introduced at CeBIT 2015 in Hannover, Germany.

1M Downloads

The HUDWAY app crosses the 1M mark for downloads globally.

HUDWAY Sight

Product requirements settled, technology and manufacturing partners found.

August 2013   March 2015   October 2015   July 2016   March 2017   September 2018

May 2014   July 2015   March 2016   December 2016   August 2017   January 2019

Venture Funding

HUDWAY raises $200K in venture funding.

Fast Company's Most Innovative

Hit #8 in the Fast Company's list of 100 most innovative companies in the automotive segment alongside Tesla and Ford

HUDWAY Drive First Prototype

Product design and specs finalised, the first prototypes introduced to partners at CES 2019.

Company Registered

HUDWAY is registered in the U.S. and California.

Mass Production Begins

Global sales and mass production of HUDWAY Glass begins.

Kickstarter Campaign

We held our campaign for the HUDWAY Cast device, which had 2.5K backers and collected $583K.

In the Press

     

     

     

   

SHOW MORE

Meet Our Team

 

Alex Ostanin
Co-Founder, CTO
16 years of experience in directing operations and business development. Professional rally racer.

Ivan Klabukov
Co-Founder, CEO
Manages software products launch and scaling. Founded his own software development company in 2004.

   

Jelena Garina
CFO
15 years of experience in directing operations, accounting and finance. Shares the company mission since its foundation.

Kate Juravleva
International Business Development
Versatile and profound professional with large experience in international sales, supply chain & logistics management, and business development.

Vladimir Kononenko
Head of R&D

Sasha Sukhikh
3D Engineer & Hardware Design

   

Egor Shirobokov
UX/UI Design

Max Mezentsev
UX/UI Design

Krill Frolov
Software Architect

Danil Ushakov
Lead Software & Hardware Interaction Engineer




Dima Varlamov
Software Engineer (Maps &
Visualizations)

Vlad Ivshin
Software Engineer

Offering Summary

Company :	HUDWAY, CORPORATION
Corporate Address :	3221 carter ave 484, Marina Del Rey, CA 90292
Offering Minimum :	$10,000.00
Offering Maximum :	$107,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type :	Equity
Security Name :	Class B Non-Voting Common Stock
Minimum Number of Shares Offered :	10,000
Maximum Number of Shares Offered* :	107,000
Price per Share :	$1.00
Pre-Money Valuation :	$20,000,000.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

If you invest $500 or more, you will receive a one-time discount of 20% for any HUDWAY product.

If you invest $1,000 or more, you will receive HUDWAY Drive for free and 20% discount for any HUDWAY product.

If you invest $2,500 or more, you will receive HUDWAY Drive for free and 30% discount on any HUDWAY product.

If you invest $5,000 or more, you will receive HUDWAY Drive together with night vision camera set.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Hudway, Corporation will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.00 / share, you will receive 110 Class B Non-Voting Common Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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©2019 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>**HUDWAY GO App** - **Video**</u>

Product demonstration video. No audio or text.

<u>**HUDWAY PAGE VIDEO**</u>

Hi guys! Long time, no see. Today, we are super excited to present to you our new Head Up display product, Hudway Drive. A new generation of Head Up display devices. Amazing functionality, cutting edge technology. Let's unpack it together, see what's inside the box and take it for a ride.

Ok, are you guys ready? Come on, let's do it! And by the way we have this video cable in the box so you can connect your rearview cameras, your side mirror cameras, or the night vision cameras which will display on your Hudway device and by the way will supply all these cameras if you guys are interested.

Written Text. Hudway Drive.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:10 PM 12/29/2017
FILED 04:10 PM 12/29/2017
SR 20177858186 - File Number 6687075

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The name of the Corporation is   HUDWAY, Corporation

2.   The Registered Office of the corporation in the State of Delaware is located at
8 The Green, STE. A   (street),
in the City of   Dover   , County of   Kent
Zip Code   19901   . The name of the Registered Agent at such address upon whom process against this corporation may be served is   A Registered Agent, Inc.

3.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.   The total amount of stock this corporation is authorized to issue is
10,000   shares (number of authorized shares) with a par value of
$ 600.000000   per share.

5.   The name and mailing address of the incorporator are as follows:

Name   Hudway, LLC
Mailing Address   3221 Carter ave., #173
Marina Del Rey, California   Zip Code 90292

By:    / Hudway, LLC /
Incorporator

Name: Aleksei Ostanin, CFO
Print or Type



State of Delaware
Secretary of State
Division of Corporations
Delivered 03:49 PM 02/18/2019
FILED 03:49 PM 02/18/2019
SR 20191109766 - File Number 6687075

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of HUDWAY, Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing the Article thereof numbered "Article IV" so that, as amended, said Article shall be and read as follows:

The aggregate number of shares of all classes or series of Capital Stock which this corporation shall have authority to issue is 23,000,000 shares, having a par value of $0.0001 per share consisting of:

(A) 20,000,000 shares of Class A Voting Common Stock;
Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(B) 3,000,000 shares of Class B Non-Voting Common Stock; and
Except as otherwise required by law, shares of Non-Voting Common Stock shall have the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations are identical with those of the Voting Common Stock other than in respect of being non-voting.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of February 2019.

By: ______________________

Name: Aleksei Ostanin

Title: CEO